UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On February 18, 2022, Meihua International Medical Technologies Co., Ltd., a Cayman Islands corporation (the “Company”), closed its initial public offering (the “Offering”) of ordinary shares, par value $0.0005 per share (the “Shares”). The Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-258659), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on February 15, 2022. A final prospectus relating to this Offering was filed with the Commission on February 17, 2022. Under the terms of an underwriting agreement (the “Underwriting Agreement”) with Prime Number Capital LLC and Shengang Securities Company Limited, as the representatives of the underwriters named therein (the “Underwriters”), the Company sold a total of 3,940,000 Shares at an offering price of $10.00 per share for gross proceeds of $39,400,000. The Shares sold consisted of 3,600,000 Shares sold pursuant to the Underwriters’ firm commitment, together with an additional 340,000 Shares sold pursuant to the Underwriters’ partial exercise of their over-allotment option under the Underwriting Agreement. The total net proceeds to the Company from the Offering, after deducting discounts, expense allowance, and expenses, were approximately $34,576,000. Following the closing of the Offering, the Company has a total of 23,940,000 Shares issued and outstanding. At the closing of the Offering, the Company deposited $500,000 from the gross proceeds from the Offering into an escrow account established by Wilmington Trust, National Association, as escrow agent, for purpose of covering potential legal actions against Prime Number Capital LLC, as a representative of the Underwriters, pursuant to the indemnification escrow agreement filed herewith as Exhibit 10.1.

On February 18, 2022, we released a press release furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2022	Meihua International Medical Technologies Co., Ltd.

	By:	/s/ Yulin Wang
Yulin Wang
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	Escrow Agreement
99.1	Press Release

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